

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
1001 Lenoir St Suite A-414
Montreal, QC H4C 2Z6

Re: Siyata Mobile Inc.
     Registration Statement on Form F-1
     Submitted August 24, 2020
     File No. 377-03097

Dear Mr. Seelenfreund:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed August 24, 2020

Recent Developments, page 3

1.   Complete the disclosure of the reverse stock split approved by shareholders on July 28, 2020 in the last bullet on page 3, page 7, and elsewhere as applicable. You should also disclose the reverse stock split and how you accounted for it in your financial statements under subsequent events.

Summary Financial Data, page 8

2.   Indicate in the line-item description that you are reporting a net loss per share, not diluted net income per share.

Capitalization, page 41

3.   Please disclose why the issuance of $1,580 in new debentures resulted in total outstanding long-term debt increasing by only $217 on a pro forma basis.

4.   Indicate that the information is presented in thousands of Canadian $.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph M. Lucosky